Exhibit 99.1

SDLP – Change to the Board of Directors

London, United Kingdom, September 19, 2014 – Seadrill Partners LLC (“Seadrill Partners” or “the Company”) announces today that Tor Olav Trøim has resigned from the Board of Directors.

The Board would like to thank Mr Trøim for his service and role in pioneering Seadrill Partners as the first offshore drilling MLP.